UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days. This non-material amendment is filed to note the change in Escrow Agent.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Familify Corp.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    September 25, 2020

Physical Address of Issuer:

8 The Green, Ste A, Dover, Delaware 19901

Website of Issuer:

www.storybook-app.com

Current Number of Employees:

0

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$213,512	$278,191
Cash & Cash Equivalents	$87,763	$253,386
Accounts Receivable	$0	$21,857
Short-term Debt	$127,734	$112,215
Long-term Debt	$1,933,409	$1,007,306
Revenues/Sales	$350,250	$272,670
Cost of Goods Sold*	$78,325	$79,001
Taxes Paid	$846	$0
Net Income	$(1,005,811)	$(841,430)

* Referred to as "Cost of Revenue" in our 2020 financial statements.


April 30, 2022

FORM C-AR

Familify Corp.




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Familify Corp. ("**Familify**", "**Storybook**", the "**Company**," "**we,**" "**us**", or "**our**"), for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**").

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actions or results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


The date of this Form C-AR is April 30, 2022.


TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Familify Corp. is a mobile app development company, incorporated in Delaware as a corporation on September 25, 2020. A former related entity, Familify Corp., a Florida corporation, was incorporated in Florida on February 26, 2020, and was subsequently merged into the Company on January 11, 2021, with the Company being the surviving entity.

The Company is located at 8 The Green, Ste A, Dover, Delaware 19901.

The Company's website is www.storybook-app.com.

The Company conducts business in Delaware, and sells products and services through the internet throughout the United States and internationally.

The Company conducts certain business through its wholly-owned subsidiary Familify EC S.A.S., a company formed under the laws of Ecuador, formed on July 29, 2020.

RISK FACTORS

We urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2022 and into the future due to COVID-19, the Company's revenue has been adversely affected. In addition, a significant outbreak of other contagious diseases such as COVID-19 in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for our products and impair our business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all. We also rely on other companies to supply various components of our products, and a widespread health crisis could adversely affect the ability of such companies to meet our supply needs.

The amount of capital the Company is attempting to raise in this Offering and the Concurrent Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering and the Concurrent Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 3,000,000 shares of common stock, of which 1,000,000 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Supporting our existing and growing customer base could strain our personnel resources and infrastructure, and if we are unable to scale our operations and increase productivity, we may not be able to successfully implement our business plan.

We continue to experience significant growth in our customer base and personnel, which has placed a strain on and in the future may stress the capabilities of our management, administrative, operational and financial infrastructure. We anticipate that significant additional investments will be required to scale our operations and increase productivity, to address the needs of our customers, to further develop and enhance our services, to expand into new geographic areas, and to scale with our overall growth. The additional investments we are making will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term. We may not be able to make these investments as quickly or effectively as necessary to successfully scale our operations.

We regularly upgrade our customer platform and various other software systems. If the implementations of these new applications are delayed, or if we encounter unforeseen problems with our new systems or in migrating away from our existing applications and systems, our operations and our ability to manage our business could be negatively impacted.

Our success will depend in part upon the ability of our senior management to manage our projected growth effectively. To do so, we must continue to increase the productivity of our existing employees and to hire, train and manage new employees as needed. Additionally, changes in our work environment and workforce could adversely affect our operations. To manage the expected domestic and international growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls, our reporting systems and procedures, and our utilization of real estate. If we fail to successfully scale our operations and increase productivity, we may be unable to execute our business plan.

If our customers do not renew their subscriptions for our services, our revenue and current remaining performance obligation could decline and our business may suffer. If we cannot accurately predict subscription renewals or upgrade rates, we may not meet our revenue targets, which may adversely affect the value of our securities.

Our customers have no obligation to renew their subscriptions for our services, and in the normal course of business, some customers have elected not to renew. It is difficult to predict attrition rates given our customer base. Our attrition rates may increase or fluctuate as a result of a number of factors, including customer dissatisfaction with our services, customers' spending levels, mix of customer base, competition, pricing increases or changes and deteriorating general economic conditions.

Our future success also depends in part on our ability to sell additional features and services, more subscriptions or enhanced editions of our services to our current customers. Similarly, the rate at which our customers purchase new or enhanced services depends on a number of factors, including general economic conditions and that our customers do not react negatively to any price changes related to these additional features and services.

If customers do not renew their subscriptions, do not purchase additional features or enhanced subscriptions or if attrition rates increase, our business could be harmed.

Our holding company organizational structure makes us largely dependent on and highly subject to the risks and uncertainties of, our operating subsidiary. This holding company structure may not provide the benefits we expect.

To the extent we operate subsidiaries, including but not limited to Familify EC S.A.S, we will likely be subject to the business, industry, geographic, and market risks, regulations and uncertainties of such subsidiaries. The impact of these may be significant to the Company and could have a negative effect on our financial condition, results of operations and stock price.

Our holding company structure may not keep the assets and liabilities of the Company, our legacy subsidiaries and any new businesses we acquire legally separate. In such case, the Company and its subsidiary entities may not be able to keep their legal liabilities fully segregated and the increased costs of maintaining a separate holding company, including the administrative costs and expenses associated with keeping separate records and separate corporate or regulatory filings, may be incurred without realizing the possible benefits.

To the extent the holding company needs funding in the future, if we are unable to receive funds from our operating subsidiaries, we may not be able to fund holding company operations. As a result, we could experience a material adverse impact on our financial condition and results of operations, and result in the loss of your entire investment in us.

Our wholly-owned subsidiary, Familify EC S.A.S, was formed under the laws of Ecuador, and may be subject to Ecuadorian securities laws.

We primarily operate through our wholly-owned subsidiary, Familify EC S.A.S, which was formed under the laws of Ecuador. If we fail to adhere to the laws of Ecuador, including but not limited to the Ecuadorian securities laws, such failure may have serious negative effects on our financial condition and results of operations, and result in the loss of your entire investment in us.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

BUSINESS

Description of the Business

The Company owns and commercializes the Storybook App, a smart phone application which combines guided infant massage, narrated bedtime stories, and relaxing music to help parents get their children to relax and fall asleep.

Business Plan

The Company will focus on increased downloads of the Storybook App in the US and Mexico via social media and viral marketing for the next 12 months. To increase engagement and retention more content and product features will be rolled out in the next quarters including gamification and seasonal stories.

The Company's Products and/or Services

Product / Service	Description	Current Market
Storybook App	Storybook App combines guided infant massages, narrated bedtime stories, and relaxing music to help parents get their children to relax and fall asleep.	Direct to consumers through the Apple App Store and Google Play. Our user base are mostly parents ages 28-42, with kids ages 0-3 years old (55%), as well as 4-12 years old (appx. 45%).

Competition

We are the only sleeping app for children to physically involve parents in the falling asleep process. Parents use Storybook as a guide while their kids avoid looking at the screen. This allows them to bond and connect in a genuine way. Substitutes such as Moshi, Sleepiest, Sleeptoot, only combine bedtime stories and music so parents hit play, leave their phone with their children and get out of the room. We are the only ones to combine video tutorials of infant massages along with bedtime stories and relaxing music. Some parents opt for a physical book and read their children to sleep. In these cases, parents have limited choices and since they are reading it, they are limited to physically interact with their children.

Customer Base

We sell Storybook App directly to consumers through the App Store and Google Play. Our user base are mostly parents ages 28-42, with kids ages 0-3 years old (55%), as well as 4-12 years old (appx. 45%).

Supply Chain

Our main vendors are Amazon Web Services, Braze, and Google Cloud. If any of these vendors were to cease doing business with us, or otherwise become unavailable, we believe that sufficient alternatives exist within the marketplace to allow us to continue our business without significant disruption.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
5838967	Storybook	Standalone Characters	01/28/2019	08/20/2019	United States
5838968	Storybook	Logo	01/28/2019	08/20/2019	United States
5838969	Storybook	Icon	01/28/2019	08/20/2019	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Francisco Cornejo	CEO and Director	CEO, Familify Corp (including predecessor entities), April 2018 to Present – Responsible for general management, business planning, execution and hiring. Founder and Director, Camello Viral Marketing, March 2017 to December 2020 – Responsible for marketing consulting, mobile app strategy, growth acquidition and product management.	RMIT University (Master's Degree, Communication, 2016) Universidad Panamericana de Cuenca (Bachelor's Degree, Business Management, 2011)
Daniel Acton	President and Director	President, Familify Corp (including predecessor entities), July 2018 to Present – Responsible for business planning, financial projections, and business development. Managing Director, Equality Marketing, January 2006 to Present – Responsible for operating donor acquisition and support campaigns in Australia, New Zealand and the Philippines.	University of Hull (B.A. Hons., European Social Policy & Human Rights, 1997)

Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Daniela Vega	CCO	CCO, Familify Corp (including predecessor entities), January 2018 to Present – Responsible for creation of content and general communications. Designs new stories, music and/or relaxation techniques.	Infant Massage Australia (Certified Infant Massage Education, 2017)

Biographical Information

Francisco Cornejo is the CEO of Familify Corp. He was born in 1987 in Cuenca, Ecuador where he lived most of his life. He graduated as a Business Engineer from Universidad Panamericana de Cuenca (2012). Shortly after, he was selected among 16,000 applicants to receive a $100,000 USD award from the Ecuadorian government to study his Master's in Communication (2016) at RMIT Australia. For over 5 years he was the CMO at Honda Motors (Indumot S.A. 2010-2015) where he led important project to increase sales and market share of the Japanese brand in the region.

Daniela Vega is the CCO of Familify Corp. She was born in 1986 in Cuenca, Ecuador. She has lived and studied in Argentina, Australia, Chile and in Ecuador were she underwent the Communication's Bachelor program from Universidad del Azuay. She got certified as a Certified Infant Massage Instructor by Infant Massage Australia in 2017 and has been training other parents since then.

Daniel Acton was born in Birminghan, UK in 1975. He studied social sciences before traveling the world to support various social causes. He also lived in Japan for several years teaching English and learning the culture. For the last 15 years he has been living in Australia where he founded Equality Marketing, a marketing agency **specializing** in NGOs.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 3,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**") and 2 shares of preferred stock, par value $0.0001 per share (the "**Preferred Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 1,000,000 shares of Common Stock and 2 shares of Preferred Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	1,000,000
Par Value Per Share	$0.0001
Voting Rights	1 vote per share, except that the Company's Board of Directors is elected by the Class B Preferred Stockholders.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's Board of Directors may decide at some point in the future to issue additional Common Stock, which may dilute the value of the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	74.89%

*Assumes conversion of the convertible securities described below.

Type	Class B Preferred Stock
Amount Outstanding	2
Par Value Per Share	$0.0001
Voting Rights	None, except as below.
Anti-Dilution Rights	None.
Other Rights	Each Class B holder has the right to appoint one member of the Company's Board of Directors. The rights of the Class B Preferred Stockholders in the Certificate of Incorporation may not be amended except with the consent of the Class B holders.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's Board of Directors may decide at some point in the future to issue additional Preferred Stock, which may dilute the value of the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.0%

*Assumes conversion of the convertible securities described below.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Convertible Notes
Face Value	$100,000
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	5% Interest Rate, 20% Discount, $1,666,667 Valuation Cap, Maturity Date: 3/24/2022
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize and/or issue additional convertible securities which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.00%*

*Assumes conversion of the notes at the valuation cap, along with the other convertible securities described herein.

Type	Simple Agreements for Future Equity (SAFEs)
Face Value	$1,148,621
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	$8,000,000 Valuation Cap, No Discount
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize and/or issue additional convertible securities which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	14.36%*

*Assumes conversion of the SAFEs at the valuation cap, along with the other convertible securities described herein.

Type	Simple Agreements for Future Equity (SAFEs)
Face Value	$340,000
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	$12,000,000 Valuation Cap, No Discount
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize and/or issue additional convertible securities which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.83%*

*Assumes conversion of the SAFEs at the valuation cap, along with the other convertible securities described herein.

Type	Crowd SAFEs (Simple Agreements for Future Equity)
Face Value	$230,135
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	$12,000,000 Valuation Cap, No Discount
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize and/or issue additional convertible securities which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.92%*

*Assumes conversion of the SAFEs at the valuation cap, along with the other convertible securities described herein.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Shareholder Loan
Creditor	Daniel Action
Amount Outstanding	$306,113
Interest Rate and Amortization Schedule	The shareholder loan bears interest at 10.84%.
Description of Collateral	None.
Other Material Terms	None.
Maturity Date	None.
Date Entered Into	February 1, 2020

Type	Shareholder Loan
Creditor	Francisco Cornejo
Amount Outstanding	$153,082
Interest Rate and Amortization Schedule	The shareholder loan bears no interest until the Company generates positive cash flow.
Description of Collateral	None.
Other Material Terms	None.
Maturity Date	None.
Date Entered Into	February 1, 2020

Type	Shareholder Loan
Creditor	Daniela Vega
Amount Outstanding	$153,082
Interest Rate and Amortization Schedule	The shareholder loan bears no interest until the Company generates positive cash flow.
Description of Collateral	None.
Other Material Terms	None.
Maturity Date	None.
Date Entered Into	February 1, 2020

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Daniel Acton	500,000 Common Stock 1 Class B Preferred Stock	50% (plus one director seat)
Francisco Cornejo	250,000 Common Stock 1 Class B Preferred Stock	25% (plus one director seat)
Daniela Vega	250,000 Common Stock	25%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Familify Corp. (the "**Company**") was incorporated on September 25, 2020, under the laws of the State of Delaware, and is headquartered in Dover, Delaware. A predecessor company, also called Familify Corp., was formed as a Florida corporation on February 25, 2020. This predecessor company was merged with and into the Company on January 11, 2021, with the Company being the surviving entity.

The Company conducts certain business through its wholly-owned subsidiary Familify EC S.A.S., a company formed under the laws of Ecuador, formed on July 29, 2020. Our financial statements include the financial results of Familify EC S.A.S.

Cash and Cash Equivalents

Cash and cash equivalents refers to the value of a company's assets that are cash or can be converted into cash immediately.

As of April 30, 2022, the Company had an aggregate of $40,570 in cash and cash equivalents, leaving the Company with approximately 1.5 months of runway.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Please see the financial statements attached as Exhibit A for applicable information.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Crowd SAFEs	$230,135	438	Content creation, R&D, Marketing, Operating expenses, new hires	April 30, 2022	Regulation CF
SAFE	$340,000	6	New hires, Marketing, R&D, Content Creation, Product development	December 2, 2021 through April 30, 2022	Section 4(a)(2)
SAFEs	$1,148,621	32	New hires, Marketing, R&D, Content Creation, Product development	September 30, 2020 through April 26, 2021	Section 4(a)(2)
Convertible Notes	$100,000	2	New hires	October 1, 2020	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

The Company has received loans in the aggregate amount of $612,227, from its primary shareholders, as more specifically described under "*Capitalization, Debt and Ownership – Outstanding Debt*" above.

The Company made a loan to its CEO and Director, Francisco Cornejo, in March, 2021, in the amount of $41,604. Payments on this loan began in September, 2021, and the current principal amount owed on this loan is $5,192.76.

TAX MATTERS

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C-AR do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C-AR or which will be made available upon request.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Francisco Cornejo
_____
(Signature)

Francisco Cornejo
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Francisco Cornejo
_____
(Signature)

Francisco Cornejo
_____
(Name)

Director and CEO
_____
(Title)

April 30, 2022
_____
(Date)

/s/Daniel Acton
_____
(Signature)

Daniel Acton
_____
(Name)

Director and President
_____
(Title)

April 30, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

I, Francisco Cornejo, certify that the financial statements of Familify Corp. included in this Form C-AR are true and complete in all material respects.

/s/Francisco Cornejo
_____
(Signature)

Francisco Cornejo
_____
(Name)

CEO
_____
(Title)

Familify Corp

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10010 PNC (2369)	0.00
10020 Paypal	0.00
10030 Stripe	-513.87
10040 PNC (9353)	0.00
First Republic Bank	88,276.44
PNC FL 5883	0.00
Total Bank Accounts	**$87,762.57**
Accounts Receivable	
11000 Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
11010 A/R - other	0.00
11030 Due from Apple	22,947.00
11040 Due from Google	3,725.85
11100 Loan to Francisco Cornejo	29,192.76
11110 Interest Receivable	7.31
11111 Transfers	0.00
12000 Prepaid Expenses	15,316.39
Total Other Current Assets	**$71,189.31**
Total Current Assets	**$158,951.88**
Other Assets	
16000 Intangible Assets	
16010 Software	0.00
16020 Accumulated Amortization - Software	0.00
Total 16000 Intangible Assets	**0.00**
18000 Advances to Subsidiary	53,500.00
19000 Investment in Subsidiary	400.00
Intercompany Receivables	660.00
Total Other Assets	**$54,560.00**
TOTAL ASSETS	**$213,511.88**

Familify Corp

Balance Sheet
As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable (A/P)	5,400.00
Total Accounts Payable	**$5,400.00**
Other Current Liabilities	
22020 Accrued Expenses	2,005.28
23000 Deferred Revenue	
23010 Deferred Revenue - Apple	65,859.30
23020 Deferred Revenue - Google	53,892.86
23030 Deferred Revenue- Stripe	576.89
Total 23000 Deferred Revenue	**120,329.05**
Total Other Current Liabilities	**$122,334.33**
Total Current Liabilities	**$127,734.33**
Long-Term Liabilities	
27000 Loans from Shareholders	
27100 Loans from Familify EC SAS	49,100.00
27200 Loan from Vega Daniela	153,082.00
27300 Loan from Francisco Cornejo	153,032.00
27400 Loans from Daniel Acton	306,113.00
Total 27000 Loans from Shareholders	**661,327.00**
28000 Other Long Term Liabilities	
28010 Convertible Notes	100,000.00
28030 SAFE	1,172,082.00
28040 Cost of Raising Capital	0.00
Total 28000 Other Long Term Liabilities	**1,272,082.00**
Total Long-Term Liabilities	**$1,933,409.00**
Total Liabilities	**$2,061,143.33**
Equity	
30010 Common Stock	100.00
40000 Retained Earnings	-841,920.83
Opening Balance Equity	0.00
Net Income	-1,005,810.62
Total Equity	**$ -1,847,631.45**
TOTAL LIABILITIES AND EQUITY	**$213,511.88**

Familify Corp

Profit and Loss

January - December 2021

	TOTAL
Income	
50010 Revenue	356,412.77
50060 Sales Refund	-6,163.00
Total Income	**$350,249.77**
Cost of Goods Sold	
60010 Cost of Goods Sold	78,324.65
Total Cost of Goods Sold	**$78,324.65**
GROSS PROFIT	**$271,925.12**
Expenses	
73010 Bank Charges & Fees	8,455.16
73015 Payment Processing Fees	1,324.17
73030 Contractor	262,559.52
73050 Employee Training	1,409.64
73060 Legal & Professional Services	108,740.97
73080 Taxes & Licenses	668.00
74000 Marketing	466,362.13
75010 Rent & Lease	8,000.00
75020 Office Expenses	854.27
75030 Computer & Equipment	1,963.94
75040 Phone & Internet	3,210.33
75050 Software & Subscriptions	75,202.51
75070 Meals & Entertainment	321.73
75080 Travel	5,625.21
76000 FFY Ec SAS	295,600.00
77000 Product Expenses	26,726.02
78000 Research and Development	477.38
79000 Other Expenses	4,579.75
79050 Withholding Tax	177.88
81000 Non Operating Revenues And Expenses	5,884.90
Total Expenses	**$1,278,143.51**
NET OPERATING INCOME	**$ -1,006,218.39**
Other Income	
80010 Interest Earned	7.31
80030 Other Income	400.00
Total Other Income	**$407.31**
Other Expenses	
79100 Amortization Expenses	-0.46
Total Other Expenses	**$ -0.46**
NET OTHER INCOME	**$407.77**
NET INCOME	**$ -1,005,810.62**

Familify Corp. and Subsidiary

Unaudited consolidated financial statements
December 31, 2020

With independent accountant's review report

Familify Corp. and Subsidiary
Table of contents
December 31, 2020
(Unaudited)

Familify Corp. and Subsidiary
Independent accountant's review report
December 31, 2020
Expressed in US$ (Unaudited)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT



A Professional Service Corporation
Since 1938

To the Board of Directors and Management of
 Familify Corp.

We have reviewed the accompanying consolidated financial statements of Familify Corp. ("the Company") (a Delaware corporation), which comprise the consolidated balance sheet as of December 31, 2020, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Substantial Doubt About the Company's Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has limited operating history and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Accountants' Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Familify Corp. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountants' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fruci and Associates

Spokane, Washington
January 7, 2022

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Familify Corp. and Subsidiary
Consolidated balance sheet
December 31, 2020
Expressed in US$ (Unaudited)

	2020
Assets	
Current assets	
Cash and cash equivalents	253,386
Accounts receivable	21,857
Prepayments and others	2,948
Total current assets	278,191
Total assets	278,191
Liabilities and stockholders' equity	
Liabilities	
Current liabilities	
Accounts payable	17,160
Other current liabilities	7,590
Deferred revenue	87,465
Total current liabilities	112,215
Non-current liabilities	
Loans related party	612,227
Convertible Notes payables	99,618
SAFEs	295,461
Total non-current liabilities	1,007,306
Total liabilities	1,119,521
Stockholders' equity	
Common stock	100
Accumulated deficit	(841,430)
Total stockholders' equity	(841,330)
Total liabilities and stockholders' equity	278,191

See independent accountant's review report and the notes to the consolidated financial statements

Familify Corp. and Subsidiary
Consolidated income statements
Period from February 26, 2020 (inception) ended December 31, 2020
Expressed in US$ (Unaudited)

	2020
Revenue	272,670
Cost of revenue	79,001
Gross profit	193,669
Operating expenses	
Sales and marketing	304,168
Product development costs	422,049
General and administrative	200,027
Payroll expenses	69,537
Total operating expenses	995,781
Net operating loss	(802,112)
Non-operating income (expenses)	
Other income	-
Other expenses	(6,146)
Interest expenses	(33,172)
Total non-operating expenses	(39,318)
Net loss	(841,430)

See independent accountant's review report and the notes to the consolidated financial statements

Familify Corp. and Subsidiary
Consolidated statements of changes in stockholders' equity
Period from February 26, 2020 (inception) ended December 31, 2020
Expressed in US$
(Unaudited)

| | Common stock | | Accumulated deficit | Total stockholders' capital |
	Shares	Amount		
Beginning balance, February 26, 2020	-	-	-	-
Common stock	1,000,002	100	-	100
Net loss	-	-	(841,430)	(841,430)
Ending balance, December 31, 2020	1,000,002	100	(841,430)	(841,330)
Net loss	-	-	(841,430)	(841,330)

See independent accountant's review report and the notes to the consolidated financial statements

Familify Corp. and Subsidiary
Consolidated statements of cash flows
Period from February 26, 2020 (inception) ended December 31, 2020
Expressed in US$

(Unaudited)

	2020
Cash flows from operating activities	
Net loss	(841,430)
(Increase) decrease in assets	
Accounts receivable	(21,857)
Prepayments and others Debt	(2,948)
issuance cost	(382)
Increase (decrease) in liabilities	
Accounts payable	17,160
Other current liabilities	7,590
Deferred revenue	87,465
Cash flows used in operating activities	(615,328)
Cash flows from financing activities	
Loans related party	612,227
Convertible Notes payables	100,000
Additional paid-in capital SAFEs	295,461
Capital contribution	100
Cash flows provided by investing activities	1,007,788
Net increase in cash	253,386
Cash at beginning of year	-
Cash at end of year	253,386
Cash paid during the period for:	
Interest expense	(33,172)
Income taxes	-

Familify Corp. and Subsidiary
Notes to the consolidated financial statements
Period from February 26, 2020 (inception) ended December 31, 2020
Expressed in US$ (Unaudited)

1. Nature of operations

Familify Corp. (the "company") is a Florida corporation registered on February 26, 2020. The company was founded to create digital tools for parents to raise their children properly, for them to grow up happily and healthy. Since its incorporation, the company has developed apps, like Storybook, that help parents to bond deeply and successfully with their children by using methods to guarantee both the parents and the child's wellness, such as massages and bedtime stories.

By commercial strategy on September 25, 2020 a new company Familify Corp. is registered in Delaware to merge with Familify Corp., a Florida corporation ("Familify Florida"), pursuant to the terms and covenants set forth in the agreement and plan of merger between both companies. Familify Florida would merge with and into the company, ceasing its separate existence and with the company as the surviving corporation. The company's certificate of incorporation, bylaws and directors and officers would agree to be the ones of the surviving corporation. Each of Familify Florida's common and preferred stock, both issued and outstanding, would be agreed to be converted into and exchanged for an equal number of fully paid and nonassessable shares of the company's common and preferred stock, respectively.

2. Summary of significant accounting policies

Advertising recognition
The advertising costs are expensed as incurred in accordance with U.S. Generally Accepted Accounting Principles (US GAAP). The advertising expenses is diversified on different platforms. Expenses are registered according to the use of them and at the same time can control the results in real time. In case of incurring positive results, the investment increases, otherwise it decreases proportionally to maximize results.

Basis of presentation
The accompanying consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited consolidated financial statements for the years presented have been included.

Fiscal year
The company operates on a December 31st year-end.

Going concern
The consolidated financial statements are prepared on a going concern basis. The company's ability to continue depends on management's plans to raise additional funds

Familify Corp. and Subsidiary
Consolidated statements of cash flows
Period from February 26, 2020 (inception) ended December 31, 2020
Expressed in US$

(Unaudited)

and achieve profitable operations. The consolidated financial statements do not include any adjustments that might be necessary if the company is not able to continue as a going concern.

Consolidation

As of December 31, 2020, the company's consolidated financial statements are prepared in conformity with US GAAP. It includes the accounts of the company and its subsidiary in Ecuador, Familify EC SAS (100% owned). Intercompany transactions and balances are eliminated in consolidation. The accounting policies of the company and its subsidiary are consistent.

Use of estimates

The preparation of the consolidated financial statement in conformity with US GAAP, requires the use of management's estimates. These estimates are subjective in nature and involve judgments that could affect the numbers reported in the consolidated financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and uncertainties

The company's business and operations are sensitive to general business and economic conditions in the United States. Several factors beyond the company's control may cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the company's financial condition and the results of its operations.

The COVID-19 Pandemic has negatively impacted the macroeconomic environment in the U.S. and globally. This business, has been affected - including its operations and financial condition. Due to the evolving and uncertain nature of COVID-19, it is reasonably possible that it could materially impact the consolidated financial statements estimates, particularly those that require consideration of forecasted financial information.

The magnitude of the impact that COVID-19 has on the business going forward will depend on numerous evolving factors that we may not be able to accurately predict nor control - including the duration and extent of the pandemic; the impact of federal, state, local, and foreign governmental actions; changes in consumer behavior in response to the pandemic and such governmental actions; and economic and operating conditions faced in the pandemic's aftermath.

Concentrations of credit risk in cash and cash equivalents

The company maintains its cash balance in two financial institution. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000. At various times during the

Familify Corp. and Subsidiary
Notes to the consolidated financial statements
Period from February 26, 2020 (inception) ended December 31, 2020
Expressed in US$ (Unaudited)

fiscal year, the company's cash in bank balances exceeded the Federally insured limits. As December 31, 2020, the company had $253,386 of cash and cash equivalents.

Accounts receivable

The company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The company evaluates the collectability of accounts receivable on a customer-by-customer basis. The company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the account's receivables, historical experience, and knowledge of specific customers. As of December 31, 2020, the company had $21,857, of accounts receivable principally from Apple and Google.

Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities,
- Level 2: Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means,
- Level 3: Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Debt issuance cost

Debt issuance costs are amortized over the period the related obligation is outstanding using the straight-line method which is a reasonable estimate of the effective interest method. (Note 7).

Revenue recognition

The company recognizes revenue related to its platform when (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the

Familify Corp. and Subsidiary
Consolidated statements of cash flows
Period from February 26, 2020 (inception) ended December 31, 2020
Expressed in US$

(Unaudited)

transaction price (iv) allocate the transaction price (v) recognize revenue when or as the entity satisfies a performance obligation.

The company generates revenues by selling Storybook through App Store, Google Play. As December 31, 2020 the company has deferred revenue totaling $87,465, for subscriptions that have been paid but the performance obligations have not been met.

Cost of providing services

The cost of providing services includes principally commissions and fees of Apple Store and Google Play.

Income taxes

The company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The company has sustained net operating losses since its inception. Net operating losses will be carried forward to reduce taxable income in future years. Under current law, net operating losses may be carried forward indefinitely.

Income taxes are provided for the tax effects of transactions reporting in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard-setting bodies and adopted by the company as of the specified effective date. Unless otherwise determined, the company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

3. Prepayments and others

Prepayments and others consisted of the following as of December 31, 2020:

	2020
Prepaid expenses	2,646
Advances to supplier	302
	2, 948

Familify Corp. and Subsidiary
Notes to the consolidated financial statements
Period from February 26, 2020 (inception) ended December 31, 2020
Expressed in US$ (Unaudited)

Prepaid expenses consisted principally of affiliate plans on web platforms for marketing and other services.

4. Other current liabilities

Other current liabilities consisted of the following as of and December 31, 2020:

	2020
Accrued expenses	-
VAT and other taxes	7,590

As December 2020, VAT and other taxes are mainly represented by net taxes from Ecuador company.

5. Loans

Loans consisted of the following as December 31, 2020:

	2020
Stockholder	612,227

At inception, the company took loans from the stockholders to financing initial operations. These loans have no interest or specified maturity date.

6. Convertible Note payable

On September 24, 2020, the company issued two convertible promissory notes to LAUNCH Fund 3, LP ("The investor") for principal amounts of $84,000 and $16,000, whereby it promised to pay to the investor, or its registered assigns, such foregoing sums under the terms set forth therein.

These notes shall bear an interest rate of five percent (5%) per annum on the unpaid principal balance. Interest shall be computed on the basis of the actual number of days elapsed and a year of 365 days and the maturity date is March 24,2022. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable, shall be due and payable (i) at any time after the 18-month anniversary of the date of issuance of those Notes (the " Maturity Date ") upon written demand by Investor or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by Investor or made automatically due and payable, in each case.

Familify Corp. and Subsidiary
Consolidated statements of cash flows
Period from February 26, 2020 (inception) ended December 31, 2020
Expressed in US$

(Unaudited)

Upon a qualified equity financing, the Convertible Promissory Notes will automatically convert into fully paid and nonassessable shares of qualified preferred stock at a price per share equal to the lesser of (A) 80% of the lowest per-share price of the qualified preferred stock that is sold to cash purchasers in the qualified equity financing and (B) the price obtained by dividing (x) the target valuation by (y) the fully-diluted capitalization as of immediately prior to the qualified equity financing.

7. Additional paid-in capital SAFEs

From September 2020 to April 2021, the company issued several Simple Agreements for Future Equity ("SAFEs") worth a total of $ 1,144,582 with a post-money Valuation Cap of $8,000,000 to various investors.

If an equity financing even occurs, all SAFEs of each investor will be automatically converted into the greater of: (1) the number of shares of the company's Standard Preferred Stock equal to the SAFE's purchase amount divided by the lowest price per share of the company's Standard Preferred Stock; or (2) the number of shares of the company's Safe Preferred Stock equal to the purchase amount divided by the SAFE Price.
As an additional inducement for, and pursuant to, some of the SAFEs, the company granted the right to purchase their pro-rata share of standard preferred stock being sold in an equity financing event to some investors.

8. Equity

Common stocks
Under the articles of incorporation, the total number of common shares of stock that the corporation shall have the authority to issue is 3,000,002 shares, three million (3,000,000) are designated common stock, par value $0.0001 per share (the "Familify Florida Common Stock"), and two (2) are designated Class B Preferred Stock, par value $0.0001 per share (the "Familify Florida Preferred Stock").

All holders of shares of common stock shall be identical with each other in every respect and the holders of common shares shall be entitled to have unlimited voting rights on all shares and be entitled to one vote for each share on all matters on which Shareholders have the right to vote.

Each Class B Holder, voting as a separate class, shall be entitled to elect one (1) director to serve on the Board of Directors (the "Board") of the Corporation (each a "Class B Director" and collectively the "Class B Directors"), for a total of two Class B Directors. A

Familify Corp. and Subsidiary
Notes to the consolidated financial statements
Period from February 26, 2020 (inception) ended December 31, 2020
Expressed in US$ (Unaudited)

Class B Director may be removed at any time, for any reason or no reason, upon the majority vote of the Class B Preferred Stock voting as a separate class. In the event of any vacancy on the Board as a result of the death, disability, resignation or removal of any Class B Director, then the Class B Holder who elected such Class B Director, voting as a separate class, shall be entitled to elect a replacement Class B Director.

In the event that the size of the Board is expanded beyond two (2) directors, for any reason, then at the time of such expansion and as a condition precedent to the effectiveness thereof, the Corporation shall amend the Articles of Incorporation, conditioned on the approval of the Class B Directors and Class B Holders, with each share of Class B Preferred Stock having one vote on such matter, so as to increase the number of Directors that shall be selected by the Class B Holders hereunder such that the Class B Holders shall have the right to select a number of persons to serve as Directors of the Corporation constituting at least two thirds of the entire Board at the time of such expansion of the Board.

The share of Class B Preferred Stock may not be transferred by the original Class B Holder to whom the share of Class B Preferred Stock is initially issued by the Corporation, and any attempted transfer of such shares of Class B Preferred Stock, whether voluntary or by operation of law or otherwise, shall be void ab initio and of no force or effect and the Corporation shall not recognize the purposed transferee thereof as the holder of the share of Class B Preferred Stock, and such share of Class B Preferred Stock shall be deemed automatically redeemed by the Corporation as of immediately prior to any such transfer or attempted transfer, and the Class B Holder shall thereafter be entitled to receive solely a redemption price of $1.00 therefor.

The Class B Preferred Stock shall not be convertible into shares of any other class of stock of the Corporation.

In the event of any liquidation, dissolution or winding up of the Corporation, either voluntarily or involuntarily, a merger or consolidation of the Corporation wherein the Corporation is not the surviving entity, or a sale of all or substantially all of the assets of the Corporation, the Class B Preferred Stock shall not be entitled to receive any distribution of any of the assets or surplus funds of the Corporation and shall not participate with the Common Stock or any other class of stock of the Corporation therein.

In addition to any other rights and restrictions provided under applicable law, without first obtaining the affirmative vote or written consent of the Class B Directors and the Class B Holders, with the shares of Class B Preferred Stock having one vote each on such matter, the Corporation shall not amend or repeal any provision of these Powers and Rights of Class B Preferred Stock, including by merger, consolidation or otherwise, and any such act or transaction entered into without such vote or consent shall be null and void ab initio, and of no force or effect. In addition to any other rights and restrictions provided under

Familify Corp. and Subsidiary
Consolidated statements of cash flows
Period from February 26, 2020 (inception) ended December 31, 2020
Expressed in US$

(Unaudited)

applicable law, without first obtaining the affirmative vote or written consent of the Class B Directors and the Class B Holders, with the shares of Class B Preferred Stock having one vote each on such matter, the Corporation shall not amend or repeal any provision of, or add any provision to, the Corporation's Articles of Incorporation or bylaws if such action would adversely alter or change the preferences, rights, privileges, or powers of, or restrictions provided for the benefit of, the Class B Preferred Stock, as reasonably determined by the Class B Directors, and any such act or transaction entered into without such vote or consent shall be null and void ab initio, and of no force or effect.

As of December 31, 2020, 1,000,002 shares have been issued equivalents to $100.

9. Subsequent events

Additional paid-in capital SAFEs
As of the date of issue of these consolidated financial statements, the company has not held an equity financing and none of the SAFEs was converted to shares of preferred stock.

Prepayments and others
In March 2021, the company granted a loan to Francisco Cornejo of $41,604, CEO of the company, with a maturity of 12 months and interests of 0.11% annual. The parties agreed that payments were to begin in September, 2021. As of July 31, 2021, no payments have been received, the remaining balance was $41,604.

Equity
On June 17, 2021, Daniela Vega, as transferee, Francisco Cornejo as transferor, and the company entered into a stock transfer agreement, pursuant to the aforementioned agreement and plan of merger between the company and Familify Florida, whereby transferor thereby transferred, and transferee acquired from transferor, an aggregate of 250,000 shares of Common Stock. Prior to the Merger, Transferor owned 500,001 shares of capital stock of Familify Florida, and, upon the merger, such shares automatically converted into 500,001 shares of the company's common stock as surviving corporation, with a value of $0.0001 par value per share

Equity incentive
On January 2021, the stockholders of the company, by an action by written consent of the stockholders of Familify Corp., consented and approved an amendment to the company's certificate of Incorporation to adopt a 2021 equity incentive plan, and thereof reserved a total of 150,000 shares of the company's authorized but unissued common stock.

Crowdfunding offering.

Familify Corp. and Subsidiary
Notes to the consolidated financial statements
Period from February 26, 2020 (inception) ended December 31, 2020
Expressed in US$ (Unaudited)

The company is offering (the "crowdfunded offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,00 maximum. The company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any found.

The crowdfunded offering is being made through OpenDeal Inc. (the "intermediary" aka "Republic" or "Republic.co"). The intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in the offering.

Management's evaluation

Management has evaluated subsequent events through January 07, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.